Exhibit 99.(k)(3)

SEI ALTERNATIVE INCOME FUND

EXPENSE LIMITATION AGREEMENT

This Agreement, dated as of December 31, 2025 by and between SEI Alternative Income Fund (the “Trust”), on behalf of the Class F and Class Y shares of the Trust, and SEI Investments Global Funds Services (the “Administrator”).

WHEREAS, the Trust is a Delaware statutory trust, and is registered as a closed-end management company under the Investment Company Act of 1940, as amended (the “1940 Act) offering separate classes of shares;

WHEREAS, the Trust and the Administrator have entered into an Administration Agreement dated October 2, 2023 (the “Administration Agreement”), as amended, pursuant to which the Administrator provides administrative services to the Trust for compensation based on the value of the average daily net assets of the Trust;

WHEREAS, the Administrator and/or its affiliates agree to waive and/or to reimburse expenses of the Trust as necessary to keep total operating expenses (excluding interest, taxes and certain non-routine expenses) of the Trust from exceeding the annual rates as specified in Schedule A hereto; and

WHEREAS, the Trust and the Administrator have determined that it is appropriate and in the best interest of the Trust and its shareholders to maintain the expenses of Class F and Class Y shares at a level below the level to which the Shares may normally be subject.

NOW THEREFORE, the parties hereto agree as follows:

1.             Expense Limitation.

Until such time as this Agreement is terminated in accordance with Section 2 of this Agreement, the Administrator agrees that, to the extent that ordinary operating expenses incurred in any fiscal year, including, but not limited to, investment advisory fees of the Adviser (but excluding nonrecurring account fees, fees on portfolio transactions, such as exchange fees, dividends and interest on securities sold short, fees and expenses of pooled investment vehicles that are held by the Trust (i.e., “acquired fund fees and expenses ” as such term is used in Form N-2), service fees, interest, taxes, brokerage commissions, fees and expenses incurred in connection with tax reclaim recovery services, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Trust’s business), exceed an annual rate as specified in Schedule A, such excess amount will be reimbursed by the Administrator and/or its affiliates or the Administrator and/or its affiliates will waive their respective fees.

2.             Term and Termination of Agreement.

This Agreement shall be effective as of the date first written above and shall continue in effect until December 31, 2026. The Agreement may be amended or terminated only with the consent of the Board of Trustees of the Trust.

3.             Miscellaneous.

3.1. Interpretation. Nothing herein contained shall be deemed to require the Trust to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the Trust and that no Trustee, officer or holder of shares of beneficial interest of the Trust shall be personally liable for any of the foregoing liabilities.

3.2. Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the administration fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Administration Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Administration Agreement or the 1940 Act.

3.3. Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized.

SEI Alternative Income Fund		SEI Investments Global Funds Services

By:	/s/ Stephen G. MacRae	By:	/s/ Sean Lawlor

Name: Stephen G. MacRae		Name: Sean Lawlor

Title: Vice President		Title: Vice President

SCHEDULE A

EXPENSE LIMITATION

Class F Shares	1.00%
Class Y Shares	0.75%

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